Filed by SK Growth Opportunities Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Webull Corporation

Commission File No.: 333-283635

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2025

SK Growth Opportunities Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41432	98-1643582
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Park Avenue S #96693 New York, New York	10003
(Address of principal executive offices)	(Zip Code)

(917) 599-1622

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	SKGRU	The Nasdaq Stock Market LLC
Class A Ordinary Shares	SKGR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SKGRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is an investor presentation, dated March 14, 2025, that SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “SPAC”) and Webull Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Webull”), have prepared for use in connection with certain transactions contemplated by that certain business combination agreement, by and among Webull, the SPAC, Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull, and Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Webull.

The information in Exhibit 99.1 is presented as of the particular date or dates referenced therein, and except as may be required by applicable law, neither the SPAC nor Webull undertakes any obligation to, and disclaims any duty to, update any of the information provided therein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (this “Current Report”) will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Current Report, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Webull, market size and growth opportunities, competitive position and technological and market trends, estimated implied pro forma enterprise value of the combined company following the Mergers (as defined in the Business Combination Agreement) (the “Combined Company”), the cash position of the Combined Company following the closing of the proposed Transactions (as defined in the Business Combination Agreement), the SPAC and Webull’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the SPAC and Webull as of the date of this Current Report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the SPAC or Webull and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the SPAC, Webull or others following the announcement of the Transactions, the Business Combination Agreement and other ancillary documents with respect thereto; (3) the amount of redemption requests made by the SPAC public shareholders and the inability to complete the Transactions due to the failure to obtain approval of the shareholders of the SPAC, to obtain financing to complete the business combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Mergers that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Mergers; (5) the ability to meet, or continue to meet, stock exchange listing standards; (6) the risk that the Transactions disrupt current plans and operations of Webull as a result of the announcement and consummation of the Transactions; (7) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Webull to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) risks associated with changes in applicable laws or regulations and Webull’s international operations; (10) the possibility that Webull or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (11) Webull’s estimates of expenses and profitability; (12) Webull’s mission, goals and strategies; (13) Webull’s future business development, financial condition and results of operations; (14) expected growth of the global digital trading and investing services industry; (15) expected changes in Webull’s revenues, costs or expenditures; (16) Webull’s expectations regarding demand for and market acceptance of its products and service; (17) Webull’s expectations regarding its relationships with users, customers and third-party business partners; (18) competition in Webull’s industry; (19) relevant government policies and regulations relating to Webull’s industry; (20) general economic and business conditions globally and in jurisdictions where Webull operates; and (21) assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section in the annual report on Form 10-K for year ended December 31, 2023 of the SPAC, and any additional risks and uncertainties described in the “Risk Factors” section in the quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024 of the SPAC, and the “Risk Factors” section of the definitive proxy statement/prospectus, as may be further amended or supplemented, relating to the Transactions and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the SPAC nor Webull presently know or that the SPAC or Webull currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Current Report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Current Report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The SPAC and Webull assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, the SPAC and Webull have prepared, and Webull has filed, a registration statement on Form F-4 with the SEC, which includes a proxy statement that was distributed to the SPAC’s shareholders in connection with its solicitation for proxies for the vote by the SPAC’s shareholders in connection with the Transactions. Such registration statement was declared effective by the SEC on March 10, 2025, and the SPAC and Webull filed a definitive proxy statement and prospectus on March 10, 2025. The SPAC has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders as of March 6, 2025, the record date established for voting on the Transactions. You are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about the SPAC, Webull and the Transactions. Shareholders of the SPAC are able to obtain a free copy of the definitive proxy statement, as well as other filings containing information about the SPAC, Webull and the Transactions, without charge, at the SEC’s website located at www.sec.gov. This Current Report does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The SPAC, Webull and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the Transactions. You can find information about the SPAC’s directors and executive officers and their interest in the SPAC can be found in its Annual Report on Form10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 29, 2024. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and Webull, as well as information regarding their interests in the Transactions, are included in the definitive proxy/prospectus filed with the SEC by the SPAC and Webull. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of the SPAC, Webull or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Investor Presentation, dated as of March 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 14, 2025

SK GROWTH OPPORTUNITIES CORPORATION

By:	/s/ Derek Jensen
Name:	Derek Jensen
Title:	Chief Financial Officer

Exhibit 99.1

Webull Corporation: Investor Presentation March 2025

Disclaimer 1 THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation. This Presentation has been prepared by SK Growth Opportunities Corporation (“SPAC” or “SKGR”) and Webull Corporation (the “Company”, “we” or “Webull”) in connection with a potential business combination involving SPAC and the Company (the “Transaction” or the “Business Combination”). This Presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. For the purpose of this notice, “Presentation” shall mean and include the slides that follow, the oral presentation of the slides by members of SPAC or the Company or any person on their behalf, the question - and - answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii)acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of the Company or SPAC with respect to any of the foregoing, or (ii) a solicitation of proxy, consent or authorization with respect to any securities or in respect of the Transaction, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. The Company and SPAC expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company and SPAC. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated there under (collectively, the “Securities Act”), for offers and sales of securities that do not involve a public offering. Furthermore, all or a portion of the information contained in this Presentation may constitute material non - public information of the Company, SPAC and their respective affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Except where otherwise indicated, this Presentation speaks as of the date hereof. The information contained in this Presentation replaces and supersedes, in its entirety, information of all prior versions of similar presentations. This Presentation does not purport to contain all information that may be required for or relevant to an evaluation of the Transaction. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information, or opinions contained herein. Neither the Company, SPAC, nor any of their respective directors, officers, partners, employees, affiliates, agents, advisors or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss howsoever arising from any use of this Presentation or its contents or otherwise arising in connection with this Presentation. The information set out herein has not been independently verified and may be subject to updating, completion, revision and amendment and such information may change materially. Further, this Presentation should not be construed as legal, tax, investment or other advice, and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You will be responsible for conducting any investigations and analysis that is deemed appropriate and should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis with respect to the Transaction, any investment in SPAC or the Company and the transactions contemplated in this Presentation. SPAC and the Company reserve the right to amend or replace this Presentation at any time but none of SPAC and the Company, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management’s estimates or opinions change or any information provided in this Presentation become inaccurate. Confidential Information. The information contained in this Presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with SPAC and the Company in connection with the Transaction. This Presentation shall remain the property of the Company and the Company reserves the right to require the return of this Presentation (together with any copies or extracts thereof) at any time. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of SPAC and the Company. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of SPAC and the Company. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the Securities Act.

Disclaimer (cont’d) 2 Forward - Looking Statements. Certain statements included in this Presentation are forward - looking statements. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward - looking statements. Some of these forward - looking statements can be identified by the use of forward - looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward - looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to SPAC or the Company. Some of these factors include, but are not limited to: Webull’s mission, goals and strategies, Webull’s future business development, financial condition and results of operations, expected growth of the global digital trading and investing services industry, expected changes in Webull’s revenues, costs or expenditures, Webull’s expectations regarding demand for and market acceptance of Webull’s products and service, Webull’s expectations regarding its relationships with users, customers and third - party business partners, competition in Webull’s industry, relevant government policies and regulations relating to Webull’s industry, general economic and business conditions globally and in jurisdictions where Webull operates, and assumptions underlying or related to any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of this Presentation, the “Risk Factors” section in the annual report on Form 10 - K for year ended December 31, 2023 of SPAC, and the “Risk Factors” section of the proxy statement/prospectus on Form F - 4 relating to the Transaction which is expected to be filed with the U.S. Securities and Exchange Commission (“SEC”), and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. In light of these factors, risks and uncertainties, the forward - looking events and circumstances discussed in this Presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward - looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expected future results, performance of financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither SPAC nor the Company presently knows or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. These forward - looking statements should not be relied upon as representing the Company’s or SPAC’s assessment as of any date subsequent to the date of this Presentation. More generally, SPAC and the Company caution you against relying on these forward - looking statements, and SPAC and the Company qualify all of our forward - looking statements by these cautionary statements. Industry and Market Data. This Presentation also contains information, estimates and other statistical data derived from third party sources. Such information involves a number of assumptions and limitations, and due to the nature of the techniques and methodologies used in market research, Neither SPAC nor the Company can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither SPAC nor the Company have commissioned any of the industry publications or other reports generated by third - party providers that are referred to in this Presentation. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants. Presentation of Financial Data . The financial information and data contained in this Presentation has not been audited in accordance with the standards of the Public Company Oversight Board (“PCAOB”) or prepared in accordance with Regulation S - X promulgated under the Securities Act (“Regulation S - X”). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or other report or document filed or to be filed or furnished by the Company or SPAC with the SEC. Neither SPAC nor the Company can assure you that, had the financial information and data included in this Presentation been compliant with Regulation S - X and audited in accordance with PCAOB standards, there would not be differences, which differences could be material.

Disclaimer (cont’d) 3 Additional Information. In connection with the Transaction, the SPAC and the Company intend to cause a registration statement on Form F - 4 to be filed with the SEC, which will include a proxy statement to be distributed to SPAC’s shareholders in connection with SPAC’s solicitation for proxies for the vote by SPAC’s shareholders in connection with the Transaction. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SPAC, the Company and the Transaction. Shareholders of SPAC will be able to obtain a free copy of the proxy statement when filed, as well as other filings containing information about SPAC, the Company and the Transaction, without charge, at the SEC’s website located at www.sec.gov . Participants in Solicitation. SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from SPAC's shareholders in connection with the Transaction. You can find information about SPAC's directors and executive officers and their interest in SPAC can be found in SPAC's Annual Report on Form10 - K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 29, 2024. A list of the names of the directors, executive officers, other members of management and employees of SPAC and the Company, as well as information regarding their interests in the Transaction, will be contained in the registration statement on FormF - 4 to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation . This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom . Trademarks . This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM© or ® symbols, but such references are not intended to indicate, in any way, that SPAC, the Company or the third parties will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners or licensors to these trademarks, service marks , trade names and copyrights . Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, makes any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of the Transaction or the timeliness, accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

Vision Statement We strive to be the platform of choice for a new generation of investors by building an efficient , low - cost , and easy - to - use global investment platform 4

Today’s Presenters Richard Chin CEO & Director Derek Jensen CFO & Director 5 Anthony Denier President & Director H.C. Wang CFO & Director

Blue-Chip Sponsorship and Full Alignment

SK Growth Opportunities

SK Growth Opportunities Corporation (NASDAQ: SKGR)



Richard Chin
CEO & Director

- President at SK hynix and Head of Global Development Group, led the development and execution of inorganic growth strategies for SK in the U.S.
- CEO of SK hynix America, CMO of SK hynix (world's 2nd largest memory semiconductor company)
- Spearheaded marketing efforts to expand SK's brand in the U.S. and globally
- Developed the U.S. market entrance strategy for SK telecom and led the development of organic growth engine solutions, establishment of venture capital operations, and execution of inorganic strategies adjacent to the wireless telecom industry as President of SK telecom Americas



Derek Jensen
CFO & Director

- Responsible for sourcing and executing mergers, acquisitions and strategic investments for SK in the US as VP of Corporate Development of Global Development Group
- Vice President of Corporate Business Development at Magic Leap and Head of M&A at GlobalFoundries
- Investment banking for Citigroup, UBS, and Deutsche Bank principally covering the semiconductor and electronics sectors

SK Group Highlights

- **2nd** Largest Conglomerate in South Korea[1]
- **100th** On the Fortune Global 500 List[2]
- **219** Businesses across a variety of industries[3]
- **$153.8B** Global Revenue[4]
- **$255.9B** Assets Globally[4]
- **70** Years Operating History

Select SK Group investments across the broader FinTech space

bigpay | consensys | Finnq | perplexity

Note: Metrics shown pertain to SK Group
[1] FY 2024 Result, in terms of total assets according to the Korea Fair Trade Commission announcement in May 2024
[2] Based on Fortune Global 500 List 2024
[3] FY 2024 Result, according to the Korea Fair Trade Commission announcement in May 2024
[4] FY 2024 Result, according to the Korea Fair Trade Commission announcement in May 2024 (FX Rate: $1=KRW 1306.60, Dec 2023)

6

Investment Highlights

Webull

Leading Digital Trading Platform

- ✓ 23M+ registered users globally[1]
- ✓ Licensed as broker-dealer in 12 major markets globally[1]
- ✓ $460B in equity notional volumes and 461M options contracts traded through the Webull platform annually[2]

Best-in-Class Product Offerings

- ✓ Advanced market data and charting tools from 43 exchanges[1]
- ✓ Seamless multi-platform interoperability across mobile, desktop and web applications
- ✓ Professional-grade trading experience

Strong Industry Tailwinds

- ✓ Well-positioned to capitalize on the industry tailwinds:
  - Digital interaction increasing retail participation
  - Accessibility of financial information
  - Globalization of retail investing

Blue-Chip Institutional Backing

- ✓ Global shareholder base including:
  - General Atlantic
  - Coatue Management
  - Lightspeed Venture Partners
  - RIT Capital Partners

Global Vision with Local Execution

- ✓ Seasoned global management team combining talents from both technology and financial service industries with a proven track record of scaling and executing growth plans in local markets

[1] As of Dec 31, 2024
[2] For full year 2024

7

1 Company Overview

A leading digital investment platform built upon a next - generation, global infrastructure Who We Are Margin Investing Tailored products to meet the needs of all types of investors Bank Sweep Product Recurring Investments Robo - Advisor Retirement Accounts (IRAs) paperTrading Learning Stay informed with the latest news and market data, learn through practice, and share with other investors Chart & Tools News Education Community Trading Invest in stocks, ETFs, options, and more Fractional Shares Stocks Options OTC ETFs Futures Fixed Income Source: Company Information 9

Our Journey

★ = Key Milestones

2016
- ★ Webull was founded by Alibaba veteran, Anquan Wang

2017
- Opened New York office

2018
- Obtained FINRA broker-dealer license
- ★ Launched trading services in the US

2019
- Obtained HK SFC Type 1 License

2020
- ★ Launched US option trading
- ★ Number of funded accounts exceeded 1M
- ★ Launched trading services in HK

2021
- ★ Raised Series C Round
- ★ Raised Series D Round
- Obtained Singapore CMS License
- Obtained Japan FSA Type I and Type II License

2022
- ★ Launched trading services in Singapore
- ★ Launched trading services in Australia
- Obtained ASIC AFS License
- Obtained UK FCA License

2023
- ★ Launched trading services in Japan
- ★ Launched trading services in UK
- ★ Acquired Flink in Mexico
- ★ Agreed to acquire HH Picchioni CCVM in Brazil
- Obtained Indonesia OJK License
- Obtained Canada CIRO License

2024
- ★ Launched trading services in Canada
- Obtained Thailand securities business license and Malaysia CMS License
- Obtained Investment Firm License issued by the AFM
- ★ Launched trading services in Malaysia and Thailand
- ★ Launched futures trading in the US



Source: Company Information

10

Webull Today 11 = Year - over - Year Growth Source: Company Information 1 As of Dec 31, 2024 2 For full year 2024 3 Daily Average Revenue Trades (“DARTs”) measures the number of customer trades executed during a given period divided by the number of trading days in that period (assuming 252 trading days for 2024) 4 As of Q4 2024. Retention rate is defined as 1 - churn rate, which refers to the ratio of churned accounts during the current quarter to the number of funded accounts at the end of the preceding quarter + new funded accounts acquired during the current quarter Cumulative registered users 1 98% Quarterly retention rate for funded accounts 4 693K DARTs 3 $460B Equity Notional Volumes 2 461M Options Contracts Traded 2 50M+ Downloads Globally 1 +18% 23.3M +9% 4.7M Funded Accounts 1 +66% $13.6B Customer Assets 1

Global Operation Led by Highly Experienced Management Team

14
Operating Regions[1]

12
Licensed Markets[1]

50M+
Downloads Globally[1]

1,194
Number of Employees[1]



London
Amsterdam
Toronto
New York
St. Petersburg
Mexico City
Tokyo
Changsha
Hong Kong
Bangkok
Kuala Lumpur
Singapore
Jakarta
Sao Paulo
Johannesburg
Sydney
Operations Center
R&D Center

Global Management Team



Anquan Wang
Founder, CEO & Director
阿里巴巴 Alibaba.com, mi



Anthony Denier
President & Director
ING, Credit Suisse, JonesTrading



H.C. Wang
CFO & Director
Goldman Sachs



Ben James
General Counsel & Director
KIRKLAND & ELLIS



Arianne Adams
CSO Webull US
Cboe, Goldman Sachs



Shen Lu
COO Webull Americas
Goldman Sachs, UBS, Fidelity

Licensed as broker-dealer in the United States, Canada, Hong Kong, Singapore, Japan, Australia, Indonesia, United Kingdom, South Africa, Thailand, Malaysia, and Netherlands

Source: Company Information
[1] As of Dec 31, 2024

12

Proven Platform Supported by Global Customers, Shareholders and Business Partners

Global Customers

"...loving the service and functionality, and the app itself runs super smoothly"



23+ million
Registered Users Globally[1]

"The free features are already so comprehensive that it overshadows all the other free stock apps I have come across so far"

Global Shareholders

GENERAL ATLANTIC

coatue

Lightspeed



US Investors
European Investors
Asian Investors
Webull
Leading Global Investors

RIT Capital Partners

GOPHER ASSET MANAGEMENT

Global Business Partners

"Webull has been a great partner to Benzinga and Benzinga continues to go above and beyond to ensure Webull customers have the best information possible at their fingertips"

"Citadel Securities values its execution relationship with Webull"



Data Vendors
Market Makers
Exchanges
Clearing Partner
BENZINGA
REFINITIV
CITADEL
VIRTU
Cboe
NYSE
HKEX
SIG
Nasdaq
APEX

"Webull has been a tremendous partner in leveraging technology, education and high quality data to help retail investors around the globe make smarter investing decisions"

"They operate with scale, servicing millions of customers, and always come to the table with collaborative ideas to enhance the offerings on their platform"

Source: Company Information
[1] As of Dec 31, 2024

13

Awards and Recognition

2024 | US
The World's Top 250 Fintech Companies
CNBC.COM

2024 | US
Best Online Brokers for Futures Trading and Commodities
NerdWallet

2024 | US
Best Stock Broker for Options Trading
Motley Fool

2024 | AU
Outstanding Value Award
(Casual Investor, Active Investor, Trader)
Canstar

2023 | US
Best in Class for Investor Community for 2023
Stockbrokers Annual Review

2023 | HK
Best Online Brokers in 2023
BrokerChooser Awards 2023

2023 | UK
Investing Innovation Newcomer Award
Finder Investing & Saving Innovation

2023 | AU
Best Investing Solution
Adam Smith Awards Asia

2022 | US
Best Broker for Low-Cost Options Trading
Investopedia

2022 | US
Best Brokerage App
2022 Benzinga Fintech Award

2022 | US
Best Investor Community
Stock Brokers

2022 | US
Best Options Trading Platform
Finder Stock Trading Platform Awards

2021 | US
The Top Fintech Companies Of 2021
CBInsights, The Fintech 250

2021 | US
Best Stock Trading Apps Best for No Commissions
Business Insider

2021 | US
Best Investment App
Benzinga

2020 | US
Best Free App for Stock Trading 2020
thebalance.com

14

Trends in Our Favor Accelerating Growth Ahead Digital Engagement Increasing Retail Participation 1 Accessibility of Financial Information 2 Globalization of Retail Investing 3 15

Webull + SK: Exploring a Synergistic Partnership Potential Value to SK Potential Value to Webull Leverage Webull’s global retail platform for co - branding opportunities Capitalize on the potential of a thriving retail investment market in Asia and beyond Increase the value of SK’s shareholding by jointly introducing Webull’s diverse financial products and services Access SK's vast network and resources in Asia for easy expansion and rapid growth Enhance brand visibility and credibility by association with SK, a renowned Korean company Capitalize on SK’s expertise to develop product offerings tailored to the Asian retail investor 16 By leveraging our respective strengths and expertise, SK and Webull will explore a partnership that we believe can drive innovation, growth, and value creation in the Asian financial services market With its regional expertise, SK is well - positioned to assist Webull to be a leader in the evolving Asian financial services landscape

2 Customers and Community

1 US Census Bureau, includes those born between 1980 - 2000 2 Our World in Data, includes those born between 1980 - 2000 3 From January 25, 2023 to February 1, 2023, Forbes 4 As of 2021, based on FINRA Investor Education Foundation published December 2022 5 As of December 2024, the World Federation of Exchanges based on trading volume of the top 30 exchanges around the world in terms of trading volume 2.8B Millennials 2 2018 2024 $97T $128T Global Trading Volume 5 Increased by ~32% in 6 Years 92M Millennials 1 44% of Overall Retail Investors 78% of Retail Investors Aged 18 - 34 c. 23% 3 From Retail Investors Opportunities: Redefine Financial Services for Young Investors Our Potential Client Base Our Opportunities Equity Notional Volumes Who Trade with Mobile App 4 18 U S Globa l

Seamless trading experience Focused on product innovation of our customers 4.7 out of 5 288K Ratings 4.5M Ratings 9.7K Ratings Mobile - First, Community Focused Among Highest App Rating among Peers 1 4.5 out of 5 4.2 out of 5 4.2 out of 5 6.6K Ratings 4.7 out of 5 311K Ratings Our Philosophy Sharing Investing Learning 1 As of January 31, 2025, rating based on US iOS App Store 19

Source: Company Information 1 As of Dec 31, 2024 Investor Education Practice Sharing Where users learn from each other and the platform to grow their investing knowledge Connected Community “New Age” Investor Education Platform Accumulates User - Generated Content (UGC) Increases User Activity on the Platform Maintains High Customer Stickiness 2.8M+ Users have contributed to conversation 1 57% Registered users have accessed community 1 98% Quarterly customer retention rate of funded accounts 1 Well - rounded online courses Target different learning needs Virtual trading Trading competitions Free stock program Insight and prediction sharing User - driven Q&A platform 20

3 Product & Technology

Our Comprehensive Product Offering Equities & ETFs Fractional Shares Options Futures Fixed Income Margin IPO Access Cash Sweep Money - Market Funds Robo - Advisor Managed IRAs 22

Trading Platform Designed for Retail Investors of All Levels Simple effortless navigation Fresh new interface and optimized layouts Manage investing, saving, and planning tools Less clutter to guide your investment goals Lite Lite Detailed account performance Full suite of tools for charting and analysis Traditional options chain layout TurboTrader order entry for faster trading 23

Seamless Multi - Platform Interoperability Mobile App Desktop Native Native App Presence Comprehensive and Intuitive Mobile App Functions Customized Interfaces Web Platform 24

• System remained available over >99.9% of the time in 2021 and did not suffer any outages during the GameStop market events • User data stored locally • AES 256 - bit encryption • Over 620k users registered and over 240k accounts opened, each in a single day during peak time 1 Container Infrastructure Multiple Localized Servers Flexible Operating Automation Cloud - based Centralized Platform, Localized Implementation 25 Flexible Operating Automation Enhanced User Experience and Operating Efficiency Upgrades Released Every Week Webull’s DNA is Multi - country by Design Stability Security Scalability Source: Company Information 1 In January 2021

4 Key Business Metrics

3.5 3.6 3.6 3.7 3.9 4.1 4.1 4.3 4.3 4.4 4.5 4.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 96.5% 97.3% 98.0% 97.8% 98.2% 97.5% 97.4% 97.9% 97.3% 97.9% 98.4% Continued Trends of Healthy User Growth with Strong Retention Registered Users (in millions) Funded Accounts (in millions) % Quarterly Retention 2022 2023 2024 13.6 14.4 15.3 16.2 17.3 18.3 19.0 19.8 20.6 21.1 22.1 23.3 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 98.3% Source: Company Information 27 2022 2023 2024

2022 2023 2024 Customer Assets have More than Doubled from 2022 Lows Customer assets have now surpassed $13 billion, the highest in the Company’s history Customer Assets ($ in billions) 8.7 Source: Company Information 28 6.8 6.6 5.9 6.9 7.5 7.2 8.2 8.7 13.6 11.5 9.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

107 98 94 89 96 90 93 92 111 102 119 128 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Equity Notional Volume ($ in billions) Equities and Options Trading Volume Reaching New Highs Continued momentum in trading with $460 billion equities and 461 million contracts traded in 2024 Options Contracts Volume (in millions) +24% YoY +7% YoY 2022 2023 2024 2022 2023 2024 91 Source: Company Information 29 85 97 97 104 105 113 108 112 118 119 112 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

Stable Revenue through the Cycle Our business is resilient and naturally hedged through market cycles, balancing transaction - based revenues with interest income to mitigate volatility and enhance stability Nine Months Ended September 30, 2023 2024 $151.0 49.4% $138.7 49.1% Year Ended December 31, 2022 2023 In millions, except percentage data Revenues: $279.0 71.7% $202.2 51.8% Equity and option order flow rebates 34.5% $97.4 41.1% $125.5 39.9% $155.8 23.7% $91.9 Interest related income 12.9% $36.4 7.1% $21.7 5.5% $21.2 2.3% $9.0 Handling charge income 3.5% $10.1 2.4% $7.4 2.8% $10.9 2.3% $9.0 Other revenues 100.0% $282.5 100.0% $305.6 100.0% $390.1 100.0% $388.9 Total Revenues 30

Investments in New Markets Position Us Well for Future Growth Opportunities Operating expenses increased primarily due to expansion into new markets (i.e., expanding from 3 to 12 licensed markets since 2022) – to better position Webull for the next stage of growth 1 Adjusted Operating Income presented herein is a non - GAAP measure. Adjusted Operating Income is calculated as Total Revenues less Adjusted Total Expenses. Adjusted Total Expenses represents Total Operating Expenses adjusted to exclude share - based compensation expenses 2 Adjusted Operating margin is calculated as revenue less total adjusted operating expenses, divided by revenue Nine Months Ended September 30, 2023 2024 $48.9 18.2% $56.7 18.2% Year Ended December 31, 2022 2023 In millions, except percentage data Operating Expenses: $59.8 18.6% $66.4 18.1% Brokerage and transaction 14.9% $46.3 14.8% $39.7 14.2% $52.2 14.6% $46.8 Technology and development 37.8% $117.9 39.3% $105.5 41.6% $152.8 44.0% $140.8 Marketing and branding 29.1% $90.9 27.7% $74.3 26.1% $95.8 22.8% $73.0 General and administrative 100.0% $311.9 100.0% $268.4 100.0% $367.1 100.0% $320.3 Total Operating Expenses ($3.4) $60.6 $52.4 $98.6 Adjusted Operating Income 1 (1.2%) 19.8% 13.4% 25.3% Adjusted Operating Margin 2 31

5 Transaction Overview

Transaction Overview

Transaction Highlights

Valuation

- $4,699M enterprise value to market
- Implied pro-forma market capitalization of $5,125M

Financing

- Transaction expected to provide gross proceeds of approximately $100M
- $426M of net cash held on the pro-forma balance sheet

Deal Structure

- Webull shareholders rolling 100% of their equity, will own 97.6% of the combined entity

Sources and Uses

Sources	($M)
Webull Rollover	$5,000
SPAC Trust Account Proceeds	100[1]
Total	**$5,100**

Uses	($M)
Equity to Webull	$5,000
Cash to Balance Sheet	85
Transaction Expense	15
Total	**$5,100**

Pro Forma Valuation at Close

PF Shares Outstanding (M)	512.5
Share Price ($)	$10.00
PF Equity Value ($M)	**$5,125**
(-) PF Net Cash ($M)	($426)
PF Enterprise Value ($M)	**$4,699**

Pro Forma Ownership at Close

	Shares (M)	% Own.
① Webull Rollover Equity	500.0	97.6%
② SPAC Shareholders	10.0	2.0%
③ SPAC Sponsor	2.5[2]	0.5%



2
3
1

*Numbers may not add up due to rounding

Notes:

- *$341M net cash on balance sheet prior to transaction*
- *Assumes 512.5M pro forma shares outstanding*
- *The calculations on this slide assume an implicit value of $10.00 per SPAC class A ordinary share, which is based on convention and is not indicative of the real value of each SPAC class A ordinary share or the value which Webull attributes to each SPAC class A ordinary share; they also exclude impact of (i) 10,480,000 public warrants and 8,512,000 private placement warrants (includes $1,720,000 working capital loan converted for SKGR private warrants), each with a strike price of $11.50 per share, and (ii) incentive warrants to be issued to non-redeeming SPAC public shareholders and certain Webull shareholders at closing, with an initial strike price of $10.00 per share subject to ratchet down. Webull rollover equity takes into account equity issuable or reserved for issuance under stock options or restricted share units granted by Webull*

[1] *Assumes $100M cash in trust for illustrative purposes. As of date of this presentation, cash in trust is ~$114M*

[2] *Represents 2,394,464 Webull Class A Ordinary Shares expected to be held by Sponsor and 90,000 Webull Class A Ordinary Shares expected to be held by SKGR independent directors after transaction closing*

33

Risk Factors Risks Relating to Webull’s Business and Industry • We have a limited operating history and our historical operating and financial results are not necessarily indicative of future performance, which makes it difficult to predict our future business prospects and financial performance. • We incurred net losses in the past, and we may not maintain net income in the future. • We face risks associated with our global operations and continued global expansion. • We face intense competition, and we may not compete effectively. • Our business is heavily reliant on trading related income; if there is a sustained slowdown in securities trading, our results of operations and business prospects may be adversely affected. • A majority of our trading - related income is derived from payment for order flow, or PFOF. • We are directly and indirectly exposed to fluctuations in interest rates, and rapidly changing interest rate environments could reduce our interest related income and adversely affect our results of operations. • We may not be able to successfully execute our strategies and effectively manage our growth and the increasing complexity of our business. • The U.S. Congress and various executive agencies, including the Department of Commerce and the Department of Defense, have become increasingly concerned about companies with connections to China, and continued inquiries and investigations relating to concerns about our connections to China may materially and adversely affect our business, financial condition, and results of operations. Risks Relating to Regulations Applicable to Our Industry • We are subject to extensive regulatory requirements in the jurisdictions where we operate. • The regulatory environments that we are constantly evolving, which may cause us to incur substantial costs or require us to change our business practices in ways that are adverse to our business. • We may be involved in regulatory investigations, actions, and settlements during our course of business, such as the $3 million fine we paid to FINRA in February 2023. Risks Relating to Attracting, Retaining and Engaging Customers • We may be unable to retain existing customers or attract new customers, or fail to offer a positive trading experience to our customers and address their needs. • We cannot guarantee the profitability of our customers’ investments or ensure that our customers will exercise rational judgment with respect to their investments. Risks Relating to Our Platform, Systems and Technology • Our platform and internal systems rely on software and applications that are highly technical and may contain undetected errors. • An increase in volume on the systems we use or other errors or events could cause them to malfunction. • We may experience unexpected network interruptions, security breaches, or computer virus attacks and failures in our information technology systems. Risks Relating to Our Products and Services • Our PFOF practices may potentially create a misalignment of interest. • We rely on a limited number of market makers and liquidity providers to generate a large portion of our revenues. A loss of any of those market makers or liquidity providers could negatively affect our business. • We historically provided our customers access to digital assets trading via our Webull App, which may subject us to risks. Risks Relating to Cybersecurity, Data Privacy, and Intellectual Property • Failure to protect customer data and privacy or to prevent security breaches relating to our platform could result in economic loss, damage our reputation, deter customers from using our products and services, and expose us to legal penalties and liability. • Laws and regulations regarding cybersecurity and data privacy are complex and evolving. Risks Relating to SKGR and the Business Combination • The approval of, or submission of filings with relevant regulatory authorities may be required in connection with the Business Combination. • The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through a traditional initial public offering and may create risks for SKGR’s unaffiliated investors. • SKGR’s current directors and officers and their affiliates have interests that are different from, or in addition to (and which may conflict with), the interests of its shareholders, and therefore potential conflicts of interest exist in recommending that shareholders vote in favor of approval of the Business Combination. • The exercise of SKGR’s directors’ discretion in agreeing to changes or waivers in the terms of the business combination agreement may result in a conflict of interest when determining whether such changes to the terms of the business combination agreement or waivers of conditions are appropriate and in SKGR’s best interest. • If SKGR is unable to complete this Business Combination, or another business combination, within the prescribed time frame, SKGR would cease all operations except for the purpose of winding up and redeem all the SKGR public shares and liquidate. Risks Relating to Ownership of Securities of Webull • There will be material differences between your current rights as a holder of SKGR Public Shares and the rights you will have as a holder of Webull Class A Ordinary Shares, some of which may adversely affect you. • Upon completion of the Business Combination, SKGR shareholders will become Webull shareholders, SKGR warrant holders will become holders of Webull Warrants and the market price for the Webull Class A Ordinary Shares and Webull Warrants may be affected by factors different from those that historically have affected SKGR. Risks Relating to Redemption of SKGR Public Shares • You will not have any rights or interests in funds from the trust account of SKGR (the “Trust Account”), except under certain limited circumstances. To liquidate your investment in SKGR, you may be forced to redeem or sell your SKGR public shares or SKGR public warrants, potentially at a loss. • SKGR public shareholders who wish to redeem their SKGR public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption, which may make it difficult for them to exercise their redemption rights prior to the deadline. • SKGR does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for SKGR to complete a business combination with which a substantial majority of its shareholders do not agree. 34